AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON    NOVEMBER 21    , 1994

                                                 REGISTRATION NO. 33-56261


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                     TO
                                 FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                             ECKERD CORPORATION
           (Exact name of registrant as specified in its charter)

        DELAWARE                   5912                  13-3302437
(State or other jurisdiction  (Primary standard          (IRS employer
 of incorporation or          industrial classification  identification number)
 organization)                code number)

                            8333 BRYAN DAIRY ROAD
                            LARGO, FLORIDA 34647
                               (813) 399-6000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ROBERT E. LEWIS, ESQ.
                       VICE PRESIDENT/GENERAL COUNSEL
                            8333 BRYAN DAIRY ROAD
                             LARGO, FLORIDA 34647
                               (813) 399-6000
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                               ALAN C. MYERS, ESQ.
                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                (212) 735-3000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
     As soon as practicable after this registration statement becomes effective.

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ( )

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: (X)

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


               SUBJECT TO COMPLETION, DATED    NOVEMBER 21    , 1994

   PROSPECTUS
                               303,060 SHARES

                             ECKERD CORPORATION

                                COMMON STOCK
                             _________________

      The 303,060 shares of common stock, par value $.01 per share (the "Common Stock"), of Eckerd Corporation (the "Company") described in this Prospectus are held by the Selling Stockholders (as defined herein) who may from time to time offer for sale such shares of Common Stock. See "Selling Stockholders." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

      The Common Stock offered hereby may be sold from time to time directly by the Selling Stockholders. Alternatively, the Common Stock may be offered to or through broker-dealers or underwriters who may act solely as agents, or who may acquire Common Stock as principals. The distribution of the Common Stock being offered by the Selling Stockholders may be effected in one or more transactions that may take place through the New York Stock Exchange (the "NYSE"), including block trades or ordinary broker's transactions, through privately negotiated transactions, through an underwritten public offering or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection with such sales. See "Plan of Distribution." The Company has agreed to pay all expenses (other than commissions or discounts of underwriters, broker-dealers or agents, broker fees, state and local transfer taxes and fees and expenses of counsel or other advisers to the Selling Stockholders) in connection with the registration of the Common Stock being offered by the Selling Stockholders.

      The Common Stock is listed on the NYSE under the trading symbol "ECK." The last reported sale price of the Common Stock on the NYSE
   Composite Tape on    November 18,1994     was   $28.75    per share.

      To the extent required, the identity of, and certain other information relating to the Selling Stockholders, the terms of each sale of Common Stock offered hereby, including the initial public offering price, the names of any underwriters, broker-dealers or agents, the compensation, if any, of such underwriters, broker-dealers or agents and the other terms in connection with the sale of the Common Stock in respect of which this prospectus is delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"). The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock so offered will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company.

      The Selling Stockholders and such broker-dealers, underwriters or agents that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Common Stock purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act.
                          ________________________

   FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE
   CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS."
                         _______________________
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         _____________________

             The date of this Prospectus is             , 1994.
   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO SUCH DATES.

                           AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, such reports and other information concerning the Company are available for inspection at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005, on which the Common Stock is listed, and at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006, on which the Company's 11 1/8% Subordinated Debentures due 2001 (the "11 1/8% Debentures") are listed.

        This Prospectus constitutes a part of a Registration
     Statement on Form S-3 filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to such copy filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.


             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents filed by the Company with the Commission (File No. 1-4844) pursuant to the Exchange Act, are incorporated herein by reference and made a part hereof:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1994.

          2. The Company's Annual Report on Form 10-K/A for the fiscal year ended January 29, 1994.

          3. The description of the Common Stock contained in the Registration Statement on Form 8-A dated July
                    14, 1993, as amended by Amendment No. 1 to the Registration Statement on Form 8-A dated August 5, 1993.

          4. The Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1994 and July 30, 1994.

          5. The Company's Proxy Statement dated April 18, 1994 for its annual meeting of stockholders held on May 17, 1994.

          All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

          The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated herein by reference). Requests for such copies should be directed to the Treasurer, Eckerd Corporation, 8333 Bryan Dairy Road, Largo, Florida 34647.

          Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                THE COMPANY

          The Company operates the Eckerd Drug store chain, which is one of the five largest drug store chains in the United States. At July 30, 1994, the Eckerd Drug store chain consisted of 1,714 stores in 13 states located primarily in the Sunbelt, including 550 stores in Florida and 481 stores in Texas. Over its 40-year history, the Eckerd Drug store chain has built a strong market position in areas where demographic characteristics are favorable to drug store growth. The Company's stores are concentrated in 10 of the 12 metropolitan statistical areas with the largest percentage growth in population from 1980 to 1990, and, according to industry sources, the Company ranks first or second in terms of drug store sales in 12 of the 14 major metropolitan markets in which it operates.

          The primary focus of Eckerd Drug stores is the sale of prescription and over-the-counter drugs. During fiscal 1993, the Company filled more than 81 million prescriptions, and sales of prescription and over-the-counter drugs generated approximately 59% of the Company's drug store sales. During the period from fiscal 1989 to fiscal 1993, the dollar volume of sales of prescription drugs by the Company increased 55.4%.

          Another significant focus of Eckerd Drug stores is photo finishing. The Company is among the top three retail photo finishers in the United States, and the Company believes that it is the leading source of photo finishing in all of the major markets in which it operates. The Company processed over 28 million rolls of film in its own photo labs in fiscal 1993 and has several well known branded processing programs.

          Merrill Lynch Capital Partners, Inc. ("Merrill Lynch Capital Partners") formed the Company for the purpose of acquiring, in April 1986, the former Jack Eckerd Corporation (the "Acquisition"). Prior to the Acquisition, the Company had no activities other than those connected to the Acquisition. On August 12, 1993, the Company completed an initial public offering (the "IPO") in which it issued and sold 5,175,000 shares of Common Stock for $14.00 per share. The stockholders of the Company include (i) certain partnerships affiliated with Merrill Lynch Capital Partners, (ii) certain other affiliates of Merrill Lynch & Co., Inc. ("ML & Co.") ((i) and (ii), collectively, the "Merrill Lynch Investors"), (iii) approximately 25 members of current and former management (the "Management Investors"), (iv) the Company's Employees' Profit Sharing Plan and (v) certain affiliates of the banks which provided part of the financing for the Acquisition and other institutional investors. As of September 24, 1994, the Merrill Lynch Investors owned approximately 12,889,809 shares, or 40.67%, of the Common Stock, and the Management Investors owned approximately 1,529,424 shares, or 4.83%, of the Common Stock.

          The Company was incorporated in Delaware in 1985. The
     Company's principal executive offices are located at 8333 Bryan Dairy Road, Largo, Florida 34647; telephone number (813) 399-6000.


                               RISK FACTORS

          Prior to making an investment decision, prospective purchasers should carefully consider all of the information contained in this Prospectus, and, in particular, should evaluate the following risk factors.

     SUBSTANTIAL INDEBTEDNESS

          As a result of the Acquisition, the related financing and refinancings thereof, the Company is highly leveraged. At July 30, 1994, the Company had long-term debt (including current maturities) of approximately $973.7 million and a stockholders' deficit of approximately $146.4 million. The Company may incur additional indebtedness in the future, including (i) unused and available borrowing commitments under the revolving credit facility portion of the Credit Agreement (as defined herein) of $169.6 million on July 30, 1994 and (ii) up to an additional $150.0 million aggregate principal amount of debt securities (the "Debt Securities") which are registered pursuant to an effective shelf registration statement, subject in all cases to certain restrictions contained in the Credit Agreement, the 9 1/4% Notes (as defined herein) and the Company's other debt instruments. See "-- Restrictions Imposed by Terms of the Company's Indebtedness." As of October 15, 1994, the Company had borrowed an additional $31.5 million under the revolving credit facility portion of the Credit Agreement.

          The ability of the Company to make cash payments to satisfy its substantial indebtedness will depend upon its future operating performance, which is subject to prevailing economic conditions, and to financial, business and other factors beyond the Company's control. Based upon the Company's ability to generate cash flow from operating activities, the available unused portion of the working capital revolving loans under the Credit Agreement and other existing financing sources, the Company believes that it will have the funds necessary to meet the principal and interest payments on its debt as they become due and to operate and expand its businesses. However, there can be no assurance that the Company will be able to do so. If the Company is unable to generate sufficient earnings and cash flow to meet its obligations with respect to its outstanding indebtedness, refinancing of certain of these debt obligations or asset dispositions might be required. In the event debt refinancing is required, there can be no assurance that the Company can effect such refinancing on satisfactory terms or that the refinancing will be permitted by the lenders under the Credit Agreement, by the terms of the 9 1/4% Notes or by the other creditors of the Company. In addition, asset dispositions may be made under circumstances which might not be favorable to realizing the best price for such assets. Moreover, there can be no assurance that assets can be sold promptly enough, or for amounts sufficient to satisfy outstanding debt obligations. The Credit Agreement and the 9 1/4% Notes contain certain restrictions on the Company's ability to sell assets and on the use of proceeds from permitted asset sales. For information regarding restrictions on debt refinancing and asset dispositions, see "Description of Certain Indebtedness."

          While certain transactions consummated in 1993 and 1994, such as the IPO, the issuance of the 9 1/4% Notes and amendments to the Credit Agreement, have improved the Company's financial flexibility, the substantial interest and principal payment requirements on borrowings under the Credit Agreement, the 9 1/4% Notes and the Company's other indebtedness could have important consequences to holders of Common Stock, including (i) limiting the Company's ability to effect future financings and otherwise restricting corporate activities, including the Company's ability to respond to market conditions, to provide for capital expenditures or to take advantage of acquisition opportunities and (ii) reducing the funds available to the Company for its operations. The Credit Agreement, the 9 1/4% Notes and certain other financing agreements impose other operating and financial restrictions on the Company, the failure to comply with which may result in an event of default which, if not cured or waived, would have a material adverse effect on the Company. See "-- Restrictions Imposed by Terms of the Company's Indebtedness."

          All of the Company's indebtedness under the Credit Agreement is at variable rates of interest, causing the Company to be sensitive to prevailing interest rates. As required by the Credit Agreement, the Company has entered into certain interest rate protection agreements with respect to $200.0 million of its floating rate exposure. Such interest rate protection agreements will remain in full force and effect through August 1996. At July 30, 1994, the Company had an additional $385.5 million of borrowings under the Credit Agreement ($404.0 million at October 15, 1994), which are at variable rates of interest. To the extent interest rates rise, the Company's ability to pay principal and interest on borrowings under the Credit Agreement and its other indebtedness could be adversely affected. See "Description of Certain Indebtedness -- The Credit Agreement."

     RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

          The terms and conditions of the Credit Agreement and the 9 1/4% Notes Indenture (as defined herein) impose restrictions that affect, among other things, the ability of the Company and its subsidiaries to incur debt, pay dividends, make acquisitions, create liens and make capital expenditures. See "Description of Certain Indebtedness -- The Credit Agreement" and "-- The 9 1/4% Notes." The Credit Agreement also requires the Company to satisfy certain financial covenants on a quarterly basis. The ability of the Company to comply with such financial covenants can be affected by events beyond the Company's control, and there can be no assurance that the Company will achieve operating results that will comply with such covenants. A breach of any of these covenants could result in a default under the Credit Agreement, the 9 1/4% Notes Indenture and other indebtedness of the Company. In the event of any such default, the lenders under the Credit Agreement could elect to declare all amounts borrowed thereunder, together with accrued interest, to be due and payable. If the Credit Agreement indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such Credit Agreement indebtedness and the other indebtedness of the Company.

     COMPETITION

          The Company operates in highly competitive industries. In addition to traditional competition from independent drug stores and other drug store chains, Eckerd Drug stores face competition from mass merchants (including discounters and deep discounters), supermarkets, combination food and drug stores, mail order distributors, hospitals and HMOs and other managed care providers. These other formats have experienced significant growth in their market share of the prescription and over-the-counter drug business. Many of these competitors have greater financial resources than the Company. The Company competes with these competitors primarily on the basis of customer service, convenience and price.

     SALES TO THIRD PARTY PAYORS

          A growing percentage of the Company's prescription drug volume has been accounted for by sales to customers who are covered by third-party payment programs. Third-party prescription sales accounted for approximately 63.2%, 58.0%, 49.6%, 43.1%, 36.0% and 30.7% of the Company's prescription sales in the first half of fiscal 1994, fiscal 1993, fiscal 1992, fiscal 1991, fiscal 1990 and fiscal 1989, respectively. Prescription sales to third-party payors, in terms of both dollar volume and as a percentage of total prescription sales, continued to increase in fiscal 1993, and the Company expects this trend to continue. Although contracts with third-party payors may increase the volume of prescription sales and gross profits, third-party payors typically negotiate lower prescription prices than those on non third-party prescriptions. Accordingly, there has been downward pressure on gross profit margins on sales of prescription drugs which is expected to continue in future periods.

     PRESCRIPTION DRUG SALES AND FUTURE REGULATION

          The Company relies on prescription drug sales for a significant portion of its revenues and profits, and prescription drug sales represent a growing segment of the Company's business. Prescription drug sales accounted for approximately 50.9%, 48.3%, 45.4%, 44.0%, 42.6% and 40.3% of the Company's drug store sales for the first half of fiscal 1994, fiscal 1993, fiscal 1992, fiscal 1991, fiscal 1990 and fiscal 1989, respectively. These revenues are affected by changes within the health care industry, including changes in programs providing for reimbursement of the cost of prescription drugs by third-party payors, such as government and private sources, and regulatory changes relating to the approval process for prescription drugs. The Clinton Administration has stated that health care reform is one of its top priorities. A health care reform plan by President Clinton as well as a number of competing health care reform proposals were introduced in Congress. Although Congress has recently announced that no federal legislation will be passed this year, the Company cannot predict whether any federal health care reform legislation will eventually be passed, and if so, the impact thereof on the Company's financial position or results of operations. Health care reform, if implemented, could adversely affect the pricing of prescription drugs or the amount of reimbursement from governmental agencies and third-party payors, and consequently could be adverse to the Company. However, to the extent health care reform expands the number of persons receiving health care benefits covering the purchase of prescription drugs,
     it    may     also result in increased purchases of such drugs and
     could thereby have a favorable impact on both the Company and the retail drug industry in general. Nevertheless, there can be no assurance that any such future legislation or any similar legislation adopted by any states in which the Company operates will not adversely affect the Company or the retail drug store industry generally.

     PRINCIPAL STOCKHOLDERS

          As of September 24, 1994, the Merrill Lynch Investors owned approximately 40.67% of the outstanding shares of Common Stock and the Management Investors owned approximately 4.83% of the outstanding shares of Common Stock. As a result of such stock ownership, if the Merrill Lynch Investors and the Management Investors were to vote together, they would likely be in a position to elect the Board of Directors of the Company, to approve or disapprove of other matters requiring stockholder approval and to effectively control the affairs and policies of the Company. The Merrill Lynch Investors are affiliates of Merrill, Lynch, Pierce, Fenner & Smith Incorporated. In addition, certain provisions of the Company's Certificate of Incorporation and By-laws could make more difficult non-negotiated acquisitions of the Company. These provisions include a staggered board of directors, limitation on actions by written consent of stockholders and advance notice procedures for nominations of directors and other stockholder proposals. See "Description of Capital Stock -- Certificate of Incorporation and By-laws."

     SHARES ELIGIBLE FOR FUTURE SALE

          At September 24, 1994, the Company had 31,996,286 shares of Common Stock outstanding (assuming that all of the shares of Common Stock to be offered by the Selling Stockholders pursuant to this Prospectus were outstanding as of such date). All of the 303,060 shares of Common Stock, when sold hereby, together with approximately 11,314,042 shares (consisting of 5,175,000 shares sold in the IPO, 3,199,056 shares sold in an underwritten public offering of Common Stock for the account of certain stockholders of the Company which was consummated in May 1994, approximately 1,314,861 shares of Common Stock issued upon exercise of options granted pursuant to the Company's 1993 Stock Option and Incentive Plan and approximately 1,625,125 shares of Common Stock sold pursuant to Rule 144 as described below) will be freely transferable without restriction under the Securities Act, unless held by an affiliate of the Company. The remaining outstanding shares of Common Stock held by existing stockholders are "restricted securities" of the Company within the meaning of Rule 144 under the Securities Act and may not be sold unless they are registered under the Securities Act or sold pursuant to an exemption from registration thereunder, including the exemption contained in Rule 144, which contains certain volume and other resale limitations. Pursuant to Rule 144(k), however, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at the time of sale and has not been an affiliate during the three months immediately preceding the sale may sell such shares without regard to such volume and other resale limitations of Rule 144 provided that a period of at least three years has elapsed since the later of the date the securities were acquired from the issuer or from an affiliate of the issuer.

          The Merrill Lynch Investors, the Management Investors and the other existing stockholders of the Company were granted rights entitling them, under specified circumstances, to cause the Company to register for sale all or part of their shares of Common Stock and to include such shares in any registered public offerings of Common Stock by the Company. The Company has obtained waivers of such registration rights in connection with the registration of the shares of Common Stock to be offered by the Selling Stockholders pursuant to this Prospectus. See "Description of Capital Stock -- Registration Rights."

          No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon exercise of employee stock options) in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

          Future sales of Common Stock could also cause the Company to experience an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. If such "ownership change" occurs, the Company's ability to use its net operating loss carryovers existing at such time to offset its taxable income, if any, generated thereafter, would be subject to certain limitations.

                              USE OF PROCEEDS

          The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders.

                    DESCRIPTION OF CERTAIN INDEBTEDNESS

          The following summaries of the principal terms of certain outstanding indebtedness of the Company do not purport to be complete and are subject to the detailed provisions of, and qualified in their entirety by reference to, the respective financing agreements, copies of which have been filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part and to which exhibits reference is hereby made. Whenever particular provisions of such documents are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

     THE CREDIT AGREEMENT

          The Company is party to the Credit Agreement dated as of June 14, 1993 as amended and restated as of August 3, 1994 (the "Credit Agreement") with the financial institutions party thereto (the "Lenders"), Chemical Bank, a New York banking corporation ("Chemical Bank") and NationsBank of Florida, N.A., a national banking association, as managing agents for the Lenders (in such capacity, each a "Managing Agent") and as swingline lenders (in such capacity, each a "Swingline Lender"), and Chemical Bank as administrative agent for the Lenders, the Swingline Lenders and the fronting banks with respect to letters of credit ("Letters of Credit") and bankers' acceptances ("Bankers' Acceptances") issued in connection with the Credit Agreement.

          The Lenders extended credit (i) on a term basis in an aggregate principal amount not to exceed $500.0 million (the "Term Loans") and (ii) on a revolving basis at any time and from time to time prior to July 29, 2000, in an aggregate principal amount outstanding not in excess of $350.0 million (the "Revolving Loans") of which up to (a) $30.0 million of such amount is available as swingline loans (the "Swingline Loans") and (b) $155.0 million of such amount is available as Letters of Credit and Bankers' Acceptances. At October 15, 1994, the Company had approximately $500.0 million outstanding under the Term Loans, $104.0 million outstanding under the Revolving Credit Facility and $23.0 million of Bankers' Acceptances and had unused and available borrowing commitments under the Revolving Credit Facility of $147.5 million. The term of the Credit Agreement expires on July 29, 2000.

          The Company uses the proceeds of Revolving Loan borrowings from time to time for general corporate purposes of the Company and its subsidiaries. The proceeds of Swingline Loans are also used for general corporate purposes of the Company and its subsidiaries. Letters of Credit and Bankers' Acceptances are used to support obligations of the Company and its subsidiaries incurred in the ordinary course of business.

          The obligations of the Company under the Credit Agreement are unconditionally guaranteed by each of the active subsidiaries of the Company (each, a "Guarantor"). The Company and certain of the Guarantors have in addition pledged capital stock of the Guarantors, and all borrowings under the Credit Agreement are secured by a first priority lien on all accounts, accounts receivable, equipment, inventory, proceeds, intellectual property, and certain other property of the Company and first priority mortgages on two distribution centers of the Company located in Texas and the Company's headquarters located in Florida.

          The Term Loans and the Revolving Loans bear interest at a rate per annum equal to, at the Company's option, (i) the Alternate Base Rate ("ABR") (defined in the Credit Agreement as the highest of (a) the prime rate, (b) the federal funds effective rate plus 1/2 of 1%, and (c) the base CD rate plus 1%) or (ii) the Adjusted LIBO rate ("LIBOR") (defined in the Credit Agreement as the product of (a) LIBOR in effect for the applicable interest period and (b) statutory reserves) plus, in each case, the applicable LIBOR or ABR spread (the "Interest Spread"), as the case may be. The Interest Spread is determined by reference to the ratio of funded debt to earnings before interest, taxes, depreciation and amortization (the "Ratio"). If the Ratio is (w) less than or equal to 2.5 ("Level I Ratio"), the Interest Spread is 0% on ABR loans and 3/4 of 1% on LIBOR loans, (x) less than or equal to 3.0 but greater than 2.5 ("Level II Ratio"), the Interest Spread is 0% on ABR loans and 1% on LIBOR loans, (y) less than or equal to 3.5 but greater than 3.0 ("Level III Ratio"), the Interest Spread is 1/4 of 1% on ABR loans and 1 and 1/4% on LIBOR loans, and (z) greater than 3.5 ("Level IV Ratio"), the Interest Spread is 1/2 of 1% on ABR loans and 1 and 1/2% on LIBOR loans. Interest is computed on the basis of actual number of days elapsed over a 360-day year except when the rate is determined by reference to the prime rate, in which case it is computed on the basis of actual number of days elapsed over a 365- or 366-day year. The Swingline Loans bear interest at the rate applicable to ABR Revolving Loans.

          Interest on ABR borrowings are payable quarterly. Interest on LIBOR borrowings are payable at the end of the relevant interest period (one, two, three or six-month periods, except that with respect to six-month periods, interest shall be payable every three months). The Company pays the Lenders a commitment fee on the undrawn amount of the revolving facilities determined by reference to the Ratio. If the Company has achieved a (x) Level I Ratio, the commitment fee is 1/4 of 1%;(y) Level II Ratio or Level III Ratio, the commitment fee is 3/8 of 1%; or (z) Level IV Ratio, the commitment fee is 1/2 of 1%. The Company also pays Letter of Credit fees and Bankers' Acceptance fees, and has paid commitment and other fees to the Managing Agents and the Lenders.

          Principal of the Term Loans will be amortized on the following schedule:

           Date        Amount            Date           Amount

      October 29,    $10,000,000      January 31,     40,000,000
      1994                            1998

      January 28,     35,000,000      May 2, 1998     15,000,000
      1995

      April 29, 1995  10,000,000      August 1, 1998  15,000,000

      July 29, 1995   10,000,000      October 31,     15,000,000
                                      1998

      October 28,     10,000,000      January 30,     50,000,000
      1995                            1999

      February 3,     35,000,000      May 1, 1999     15,000,000
      1996

      April 27, 1996  15,000,000      July 31, 1999   15,000,000

      August 3, 1996  15,000,000      October 30,     15,000,000
                                      1999

      November 2,     15,000,000      January 29,     55,000,000
      1996                            2000

      February 1,     35,000,000      April 29, 2000  15,000,000
      1997

      May 3, 1997     15,000,000      July 29, 2000   15,000,000

      August 2, 1997  15,000,000

      November 1,     15,000,000
      1997

          The Company is required to prepay borrowings under the Credit Agreement with (i) in any fiscal year, the excess of (a) the aggregate net proceeds of dispositions of assets of the Company and its subsidiaries over (b) $6.0 million, (ii) in any fiscal year, the net proceeds of any incurrence of debt (other than indebtedness permitted under the Credit Agreement), and
     (iii) 50% of the excess of (a) net proceeds of any equity issuance over (b) the amount of such proceeds applied to redeem or repurchase the 11 1/8% Debentures. Mandatory prepayments are to be applied (i) first, pro rata against remaining scheduled installments of principal due in respect of Term Loans and (ii) second, to prepay Swingline Loans and then other Revolving Loans.

             On November 15, 1994, the Company consummated     the sale of
        its     Insta-Care Holdings, Inc.    subsidiary     ("Insta-Care")
     (which, in fiscal 1993, accounted for approximately 2.5% of the Company's sales and 2.6% of the Company's earnings before interest and
     taxes).     The net proceeds received by the Company from the sale
     of Insta-Care were approximately $94.4 million.      Pursuant to the
     Credit Agreement, the Company    has the option     to use the greater
     of (x) the lesser of (1) 100% of the net proceeds from the sale of Insta-Care and (2) $50.0 million and (y) 75% of the net proceeds from the sale of Insta-Care, to redeem the 11 1/8%
     Debentures.     Any net proceeds from     the sale of Insta-Care    not
     used to redeem the 11 1/8% Debentures must be used to prepay borrowings under the Credit Agreement.

          The Company has the right to prepay any borrowings under the Credit Agreement in whole or in part at any time. Optional prepayments of Term Loans are to be applied (i) first, in the order of maturity of the scheduled installments of principal due on the repayment dates occurring during the twelve-month period beginning on the date of such prepayment and (ii) second, pro rata against the remaining scheduled installments of principal due in respect of Term Loans.

          The Credit Agreement contains various restrictive covenants prohibiting the Company and its subsidiaries from (subject to certain exceptions), (i) incurring or permitting to exist any indebtedness, other than, among other things, (a) certain indebtedness specified existing on the date the Company restated the Credit Agreement, (b) indebtedness that consists of purchase money indebtedness or capital lease obligations and is either (x) incurred by the Company in the ordinary course of business to finance capital expenditures or (y) exists with respect to an acquired entity if such indebtedness exists at the time of acquisition; provided, that indebtedness described in (x) and (y) shall not exceed $10.0 million in any fiscal year and indebtedness described in (x) must be incurred within 90 days after the making of the capital expenditure financed thereby, (c) certain deferred purchase price obligations in an amount not to exceed $5.0 million, (d) reimbursement obligations in limited amounts, (e) certain intercompany indebtedness, (f) indebtedness in respect of interest rate protection agreements, (g) the 11 1/8% Debentures, (h) the 9 1/4% Notes, (i) subordinated indebtedness incurred solely to redeem the 11 1/8% Debentures or the 9 1/4% Notes in whole at an interest rate more favorable than that in effect under the 11 1/8% Debentures or the 9 1/4% Notes, as the case may be, and on terms no less favorable to the Company than those in effect under the 11 1/8% Debentures or the 9 1/4% Notes, and (j) obligations of the Company and certain subsidiaries under various stock or option purchase agreements;
     (ii) incurring or permitting to exist any liens, other than, among other things, (a) certain specified liens existing on the date the Company restated the Credit Agreement, (b) liens existing on property or assets prior to the acquisition thereof by the Company, (c) purchase money security interests in real property, improvements thereto or equipment, and (d) liens on consigned goods; (iii) entering into sale and leaseback transactions other than those specified in the Credit Agreement;
     (iv) making investments, loans or advances in excess of $7.0 million in the aggregate at any time outstanding, other than, among others, the acquisitions of entities engaged in one or more lines of business substantially similar to those engaged in on the date the Credit Agreement was restated, not to exceed $50.0 million in any instance or $100.0 million in any fiscal year (subject, in the case of any such acquisition exceeding $15.0 million, to certain pro forma financial ratio compliance tests);
     (v) merger, consolidation, sale of all or any substantial part of any asset or any capital stock of a subsidiary, or acquisitions (including leases of all or any substantial part of the assets of any entity), except for, among other things, (a) the sale of inventory in the ordinary course of business, (b) the sale of accounts receivable on an ongoing basis; provided that the purchaser of such receivables may at no time invest more than $75.0 million, (c) the sale or other disposal of Insta-Care and certain specified real estate, and (d) the sale of $35.0 million of assets, provided that sales not exceed $10.0 million in any twelve-month period; (vi) declaring or paying dividends or distributions, except for, among other things, purchases or redemptions of stock in connection with certain existing management subscription agreements; (vii) engaging in any transaction with any affiliate other than, subject to limited exceptions, on arms-length terms; (viii) engaging in business activities not reasonably related to their current business activities; (ix) subject to limited exceptions, prepaying or redeeming indebtedness; (x) amending, waiving, modifying or terminating certain documents, including, among others, their respective charter documents and the terms of material indebtedness of the Company, unless such amendment, waiver modification or termination is not adverse to the Lenders; and
     (xi) maintaining a bank account with a financial institution other than a Lender, except as expressly specified.

          The Credit Agreement requires the Company to satisfy certain financial covenants, including, among other things, on a quarterly basis, with respect to the four immediately preceding quarters: (i) the Ratio; (ii) interest coverage ratio; and (iii) fixed charge coverage.

          "Events of Default" under the Credit Agreement include (i) default in the payment when due of any principal payable on the loans under the Credit Agreement; (ii) default in the payment of any interest, fees or other amounts payable under the Credit Agreement for a period of three business days; (iii) the failure to comply with any covenant, condition or agreement contained in the Credit Agreement or related loan documents; (iv) the failure to pay any principal or interest due in respect to any indebtedness in a principal amount in excess of $3.0 million (after giving effect to any applicable grace period); (v) the commencement of a bankruptcy, insolvency, receivership or similar action by or against the Company or any subsidiary; (vi) one or more judgments in an aggregate amount in excess of $250,000 (to the extent not covered by insurance) rendered against the Company or any subsidiary which shall remain undischarged for a period of 10 days; (vii) certain events under the Employee Retirement Income Security Act of 1975; and (viii) a change in control ("Change in Control") which shall occur, if, among other things,
     (a) any person or group other than Merrill Lynch Capital Partners and its affiliates shall own shares representing more than 30% of the ordinary voting power of the Company, and (b) certain specified changes in the composition of the board of directors of the Company occur.

     THE 9 1/4% NOTES

          The 9 1/4% Senior Subordinated Notes due 2004 (the "9 1/4% Notes") are senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior debt of the Company. The 9 1/4% Notes are senior to the 11 1/8% Debentures. The 9 1/4% Notes are redeemable at the option of the Company, in whole or in part, at specified redemption prices, and upon a Change in Control. The 9 1/4% Notes bear interest at 9 1/4% per annum and mature on February 15, 2004.

          The indenture pursuant to which the 9 1/4% Notes were issued (the "9 1/4% Notes Indenture") contains certain covenants that, among other things, restrict (i) the incurrence of additional indebtedness by the Company and its Restricted Subsidiaries (as defined in the 9 1/4% Notes Indenture), (ii) the payment of dividends on, and redemptions of, capital stock of the Company and the making of other restricted payments, (iii) the incurrence of restrictions on the ability of Restricted Subsidiaries to pay dividends or other payments to the Company, (iv) the incurrence of liens, (v) transactions with affiliates, (vi) the use of proceeds from the disposition of certain assets of the Company or the sale of the stock of Restricted Subsidiaries, (vii) the issuance of certain guarantees and pledges by Restricted Subsidiaries, (viii) the issuance and sale of capital stock by Restricted Subsidiaries, (ix) the incurrence of other senior subordinated indebtedness and (x) the ability of the Company to engage in certain mergers or consolidations or to transfer all or substantially all of its assets to another person.

          Upon a Change in Control, (i) the Company will have the option to redeem the 9 1/4% Notes and (ii) subject to certain conditions, the Company will be required to make an offer to purchase each holder's 9 1/4% Notes at 101% of the principal amount thereof plus accrued interest to the date of redemption. In addition, the Company will, under certain circumstances, be obligated to make an offer to purchase 9 1/4% Notes in the event of Asset Sales (as defined in the 9 1/4% Notes Indenture). The Credit Agreement, however, prohibits the Company from optionally redeeming the 9 1/4% Notes.

     THE 11 1/8% DEBENTURES

          The 11 1/8% Debentures are subordinated to all existing and future senior debt of the Company, and are redeemable at the option of the Company, in whole and in part, at 100% of their principal amount plus accrued interest to the date of redemption. Interest on the 11 1/8% Debentures accrues and is payable at the rate of 11 1/8% per annum. The final maturity date of the 11 1/8% Debentures is May 1, 2001. As of September 24, 1994 the accreted value of 11 1/8% Debentures outstanding was approximately $135.2 million.

     THE INDUSTRIAL DEVELOPMENT REVENUE BONDS

          The Company has issued and outstanding $18.25 million in Variable Rate Demand Industrial Development Revenue Refunding Bonds including $8.25 million due March 1, 2009 and $10.0 million due May 1, 2013. The variable rate demand industrial development revenue refunding bonds currently have an interest rate which is a daily rate established by J.P. Morgan Securities, Inc. and is indicative of current bid-side yields of high grade tax-exempt securities. At the Company's option, and under certain conditions, the interest rate may be changed to a monthly rate or a fixed rate. The bonds are secured by the related buildings, leases and letters of credit and are guaranteed obligations of the Company. The reimbursement agreement relating to the letters of credit incorporates the restrictive covenants and limitations of the Credit Agreement.

     THE IFS SALE AND LEASEBACK

          On June 15, 1993, the Company entered into the IFS Sale and Leaseback, which is an agreement for a sale and leaseback of certain assets related to its photo processing business. The Company has sold certain photo processing equipment to Imaging Financial Services, Inc., a Delaware corporation, for approximately $35.0 million, and entered into a five-year lease with respect to such equipment. At the end of the five years, the Company may renew the agreement or terminate the lease and return the equipment. The IFS Sale and Leaseback also provides the Company with up to $10.0 million per year in new five-year operating leases for future expansion or upgrade of photo processing equipment.


                        DESCRIPTION OF CAPITAL STOCK

          The following summary is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Company's Restated Certificate of Incorporation and Restated By-laws, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. The authorized capital stock of the Company consists of 100 million shares of Common Stock and 20 million shares of preferred stock, par value $.01 per share.

     COMMON STOCK

          The Company's authorized common stock consists of 100 million shares of Common Stock, par value $.01 per share (of which 3,518,728 shares are Non-Voting Common Stock (Series I), par value $.01 per share). At September 24, 1994, there were 31,996,286 shares of Common Stock (including 605,022 shares of Non-Voting Common Stock and assuming that all of the shares of Common Stock to be offered by the Selling Stockholders pursuant to this Prospectus were outstanding as of such date) issued and outstanding and employee stock options to purchase an aggregate of 1,314,861 shares of Common Stock outstanding (of which options to purchase an aggregate of 421,124 shares of Common Stock were exercisable). In addition, 258,418 shares of Common Stock were reserved for issuance pursuant to the Company's 1993 Stock Option and Incentive Plan. Subject to certain conditions, shares of Common Stock held by any Regulated Banking Stockholder (as defined in the Restated Certificate of Incorporation) may be converted into the same number of shares of Non-Voting Common Stock and shares of Non-Voting Common Stock held by any holder may be converted into the same number of shares of Common Stock.

       Voting Rights

          Each share of Common Stock entitles the holder thereof to one vote in elections of directors and all other matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights, which means that holders of a majority of the outstanding Common Stock voting for the election of directors can elect all directors then being elected. Each share of Non-Voting Common Stock does not entitle the holder thereof to any vote on matters on which the holders of Common Stock are entitled to vote, except on any amendment, repeal or modification of any provision of the Company's Restated Certificate of Incorporation which adversely affect the rights of the holders of Non-Voting Common Stock or as otherwise required by law.

       Dividends

          Subject to the rights of any preferred stock which may be issued by the Board of Directors, each share of Common Stock and Non-Voting Common Stock has an equal and ratable right to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. The terms of the Company's outstanding indebtedness restrict the declaration and payment of dividends on the Common Stock.

       Liquidation

          In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock and Non-Voting Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors and to the holders of any preferred stock of the Company that may be outstanding at the time.

       Other

          The holders of shares of Common Stock and Non-Voting Common Stock have no preemptive, subscription, redemption or conversion rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are fully paid and nonassessable.

       Registrar and Transfer Agent

          Mellon Securities Trust Company acts as Registrar and
     Transfer Agent for the Common Stock.

     PREFERRED STOCK

          The Company's Restated Certificate of Incorporation provides that the Company may issue up to 20 million shares of preferred stock and the Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of preferred stock and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

     MANAGEMENT RESTRICTED STOCK

          As of September 24, 1994, the Management Investors    and
     certain other employees of the Company held 136,808     shares of
     Common Stock subject to certain restrictions (the "Management Restricted Stock"). The Management Restricted Stock will vest automatically on July 31, 1998 provided that the holder thereof is then employed by the Company. The Management Restricted Stock may vest earlier over a three-year period upon the achievement by the Company of certain levels of performance as indicated by the market price of the Common Stock of the Company during each of the 12-month periods ended July 31, 1994, 1995 and 1996.

     CERTIFICATE OF INCORPORATION AND BY-LAWS

          Certain provisions of the Company's Restated Certificate of Incorporation and Restated By-laws could make more difficult non-negotiated acquisitions of the Company. The Board of Directors believes that these provisions will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors. These provisions could have the effect, however, of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company even though such an attempt might be beneficial to the Company and its stockholders.

          Pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors of the Company is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock entitled to vote generally in an election of directors. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders.

          The Restated Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders, and prohibits stockholder action by written consent in lieu of a meeting. The Company's Restated By-laws provide that special meetings of stockholders may be called only by the chairman, the president or the secretary of the Company and must be called by any such officer at the request in writing of the Board of Directors. Stockholders may call a special meeting if the holders of not less than 50% of all votes entitled to be cast at a special meeting send a written demand to the Company's Secretary.

          The Restated By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting, and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

          The foregoing summary is qualified in its entirety by the provisions of the Company's Restated Certificate of Incorporation and Restated By-laws, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus constitutes a part.

     LIMITATIONS ON DIRECTORS' LIABILITY

          The Company's Restated Certificate of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"), directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful dividends, distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

          The Company's Restated By-laws provide that the Company shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director, officer, employee or agent of the Company (or serving in any such capacity with another business organization at the request of the Company) if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Company, such director, officer, employee or agent may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Company unless a court determines otherwise.

          The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company or as a director or officer of any subsidiary of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company.

     REGISTRATION RIGHTS

          Pursuant to a registration rights agreement, as amended, among the Company, the Merrill Lynch Investors, the Management Investors and the other stockholders of Eckerd who held shares immediately prior to the IPO (the "Registration Rights Agreement"), holders of at least 25% of the Common Stock have the right to demand registration under the Securities Act of their shares of Common Stock. Subject to certain exceptions, the Company will be required, at its expense, to register such shares and to include in the registration on request all other shares owned by parties to the Registration Rights Agreement (or their permitted transferees) who notify the Company of their request. In addition, in the event the Company proposes to register any of its equity securities under the Securities Act, each party to the Registration Rights Agreement (or its permitted transferee) has the incidental right, subject to certain exceptions, to have the shares of the Common Stock then owned by it included in such registration. The Company has agreed that, in the event of any registration of securities owned by a party to the Registration Rights Agreement (or permitted transferee) in accordance with the provisions thereof, it will indemnify such person, and certain related persons, against liabilities incurred in connection with such registration, including liabilities arising under the Securities Act.

          The registration rights of the existing stockholders are subject to certain limitations intended to prevent undue interference with the Company's ability to distribute securities, including, without limitation, the provisions that (i) demand registration rights may not be exercised within six months after the effective date of the Company's most recent registration statement (other than registration on Form S-4 or S-8) and (ii) the holders of more than 1% of the outstanding Common Stock will not offer for public sale any shares owned by them during the seven days before or 120 days after the effective date of any registration statement filed pursuant to the Registration Rights Agreement.

          The Company has obtained waivers of such registration rights in connection with the registration of the shares of Common Stock to be offered by the Selling Stockholders pursuant to this Prospectus.

                            SELLING STOCKHOLDERS

          On August 30, 1994, the Company acquired from S-3, Inc., a Texas corporation d/b/a Drug-Sav Discount Drugstores ("Drug-Sav"), certain drugstores and related assets of Drug-Sav pursuant to a Purchase and Sale Agreement dated as of August 23, 1994 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company acquired such assets from Drug-Sav for certain consideration, including the 303,060 shares of Common Stock offered hereby and cash. Among the assets acquired by the Company was a one-year promissory note in the principal amount of $1.0 million, which was issued by an affiliate of Drug-Sav and guaranteed by Drug-Sav. Drug-Sav has pledged to the Company 50,000 shares of Common Stock to secure such guarantee.

          The Selling Stockholders have agreed not to sell shares of Common Stock pursuant to this Prospectus from the date of receipt of notice by the Company of the occurrence of certain material events not disclosed in the Prospectus until such date that the Company (a) furnishes the Selling Stockholders with an amended or supplemented Prospectus or (b) advises the Selling Stockholders that they may resume sales of the Common Stock pursuant to this Prospectus (such period during which sales must be discontinued being referred to as a "Blackout Period"). The Company has agreed that if the Selling Stockholders give notice to the
     Company of their intention to sell Common Stock (the "Intended
     Sale Notice") during a Blackout Period, and if such Selling Stockholders sell any shares of Common Stock on the first
     business day    after the later of (x) the date on which such
     Selling Stockholders actually receive notice of the expiration of
     such     Blackout Period or (y) the expiration date of such Blackout
     Period, the Company will pay to such Selling Stockholders the amount, if any, by which the closing price of the Common Stock on the NYSE on the date of the Intended Sale Notice exceeds the sales price (before commissions) actually received by such Selling Stockholders.

          As of the date hereof, the only Selling Stockholder is Drug-Sav. Pursuant to the Purchase Agreement, it is contemplated that Drug-Sav will distribute its shares of Common Stock to its shareholders (Michael W. Simpson, Gerald H. Simpson and Hatton W. Simpson) or to a qualified liquidating trust by August 30, 1995 (Drug-Sav, together with its distributees, transferees, pledgees (other than the Company), donees, or other successors in interest (including, but not limited to, the Michael William Simpson Family Limited Partnership, the Hatton William Simpson Family Limited Partnership and/or the Gerald Hatton Simpson Family Limited Partnership), offering Common Stock, the "Selling Stockholders"). If necessary, the identity of, and other information relating to, any such additional Selling Stockholders will be set forth in a Prospectus Supplement with respect hereto. None of the Selling Stockholders has held any position or office or had any other material relationship with the Company or any of its predecessors or affiliates within the past three years except as a result of the Purchase Agreement. As of the date of this Prospectus, Drug-Sav beneficially owns 303,060 shares of Common Stock, which would have represented approximately 0.95% of the outstanding Common Stock on September 24, 1994. Because the Selling Stockholders may offer pursuant to this Prospectus all or some part of the Common Stock which they hold, and because the offering may or may not be an underwritten offering on a firm commitment basis, no estimate can be given as of the date hereof as to the number of shares of Common Stock to be offered for sale by the Selling Stockholders or as to the number of shares of Common Stock that will be held by the Selling Stockholders upon termination of the offering. See "Plan of Distribution."

                            PLAN OF DISTRIBUTION

          Any or all of the shares of Common Stock offered hereby may be sold from time to time directly by the Selling Stockholders. Alternatively, the Common Stock may from time to time be offered by the Selling Stockholders to or through broker-dealers or underwriters, who may act solely as agents or who may acquire Common Stock as principals. The distribution of shares of the Common Stock being offered by the Selling Stockholders may be effected in one or more transactions that may take place through the NYSE or in the over-the-counter market, including block trades or ordinary broker's transactions, through privately negotiated transactions, through an underwritten public offering or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such prices will be determined by the Selling Stockholders or by agreement between the Selling Stockholders and their underwriters, broker-dealers or agents. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

          The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock so offered will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Selling Stockholders may pay usual and customary or specifically negotiated underwriting discounts, concessions or commissions in connection with such sales. The Selling Stockholders and such broker-dealers, underwriters or agents that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be underwriters under the Securities Act, and any commissions received by them and any profit on the resale of the Common Stock purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act. Those persons who act as broker-dealers, underwriters or agents in connection with the sale of the Common Stock will be selected by the Selling Stockholders and may have other business relationships with, and perform services for, the Company or its affiliates in the ordinary course of business.

          The Company has agreed to bear all expenses (other than commissions or discounts of underwriters, broker-dealers or agents, brokers' fees, state and local transfer taxes, and fees and expenses of counsel or other advisors to the Selling Stockholders) in connection with the registration of the Common Stock being offered by the Selling Stockholders.

          In order to comply with the securities laws of certain
     states, if applicable, the shares of Common Stock offered hereby will be sold in such jurisdictions only through registered or
     licensed    broker    -dealers.  In certain states the Common Stock
     offered hereby may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

          At any time that a particular offer of Common Stock is made by the Selling Stockholders, to the extent required, a Prospectus Supplement will be distributed which will set forth the identity of, and certain information relating to, the particular Selling Stockholder who is offering the Common Stock, the number of shares of Common Stock being offered and the terms thereof, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other items constituting compensation from such Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

                               LEGAL MATTERS

          The validity of the Common Stock offered hereby will be passed upon by Robert E. Lewis, Esq., Vice President/General
     Counsel of the Company.

                                  EXPERTS

          The consolidated financial statements and schedules of the Company and subsidiaries as of January 29, 1994 and January 30, 1993, and for the years ended January 29, 1994, January 30, 1993 and February 1, 1992, included herein and elsewhere in the Registration Statement of which this Prospectus is a part or appearing in the Company's Annual Report on Form 10-K for the period ended January 29, 1994, as amended by the Company's Annual Report on Form 10-K/A for the period ended January 29, 1994, and incorporated herein by reference, have been included or incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included or incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

          With respect to the unaudited interim financial information of Eckerd Corporation and subsidiaries for the periods ended July 30, 1994 and July 31, 1993, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information.  However, their
     separate    reports     included in the Eckerd Corporation and
     subsidiaries' quarterly    reports     on Form 10-Q for the
        quarters     ended    April 30, 1994 and     July 30, 1994,
     and incorporated by reference herein,    state     that they
     did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on
     their    reports     on such information should be restricted in
     light of the limited nature of the review procedures applied.
     The accountants are not subject to the liability provisions of
     section 11 of the Securities Act for their    reports     on
     the unaudited interim financial information because    those reports
     are     not a "report" or a "part" of the registration statement
     prepared or certified by the accountants within the meaning of sections 7 and 11 of the Securities Act.


       NO PERSON HAS BEEN
     AUTHORIZED TO GIVE ANY
     INFORMATION OR TO MAKE ANY
     REPRESENTATIONS OTHER THAN
     THOSE CONTAINED IN THIS
     PROSPECTUS OR ANY PROSPECTUS
     SUPPLEMENT, AND, IF GIVEN OR               303,060 SHARES
     MADE, SUCH INFORMATION OR
     REPRESENTATION MUST NOT BE
     RELIED UPON AS HAVING BEEN
     AUTHORIZED.  THIS PROSPECTUS
     AND ANY PROSPECTUS SUPPLEMENT            ECKERD CORPORATION
     DOES NOT CONSTITUTE AN OFFER
     TO SELL OR A SOLICITATION OF
     AN OFFER TO BUY ANY SECURITIES
     OTHER THAN THE SECURITIES                    COMMON STOCK
     OFFERED BY THIS PROSPECTUS AND
     ANY PROSPECTUS SUPPLEMENT OR
     AN OFFER TO SELL OR A
     SOLICITATION OF AN OFFER TO
     BUY SUCH SECURITIES IN ANY                 _______________
     JURISDICTION TO ANY PERSON TO
     WHOM IT IS UNLAWFUL TO MAKE                  PROSPECTUS
     SUCH OFFER OR SOLICITATION IN              _______________
     SUCH JURISDICTION.  NEITHER
     THE DELIVERY OF THIS
     PROSPECTUS OR ANY PROSPECTUS
     SUPPLEMENT NOR ANY SALE MADE
     HEREUNDER OR THEREUNDER SHALL,
     UNDER ANY CIRCUMSTANCES,
     CREATE AN IMPLICATION THAT
     THERE HAS BEEN NO CHANGE IN
     THE AFFAIRS OF THE COMPANY
     SINCE THE DATE OF THIS
     PROSPECTUS OR ANY PROSPECTUS                             , 1994
     SUPPLEMENT, OR THAT THE
     INFORMATION CONTAINED HEREIN
     OR THEREIN IS CORRECT AS OF
     ANY TIME SINCE SUBSEQUENT TO
     SUCH DATES.

         ______________________

            TABLE OF CONTENTS

                               PAGE

     Available Information   .
     Incorporation of Certain
     Information
       by Reference  . . . . .
     The Company . . . . . . .
     Risk Factors  . . . . . .
     Use of Proceeds . . . . .
     Description of Certain
       Indebtedness  . . . . . .
     Description of Capital
       Stock . . . . . . . . . .
     Selling Stockholders  . . .
     Plan of Distribution  . . .
     Legal Matters . . . . . . .
     Experts . . . . . . . . . .



                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

     ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth the various expenses expected to be incurred in connection with the distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission filing fee.

               Securities and Exchange Commission filing fee $ 3,031
               New York Stock Exchange listing fees  .         1,500
               Costs of printing and engraving . . . .         7,500
               Legal fees and expenses . . . . . . . .        50,000
               Accounting fees and expenses  . . . . .         2,500
               Miscellaneous . . . . . . . . . . . . .           469
                    Total  . . . . . . . . . . . . . .       $65,000

     ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation contains such a provision.

          Under Article VIII of the Registrant's Restated By-Laws as currently in effect, as well as under Article SEVENTH of the Registrant's Restated Certificate of Incorporation, each person who is or was a director or officer of the Registrant, or who serves or served any other enterprise or organization at the request of the Registrant, shall be indemnified by the Registrant to the full extent permitted by the Delaware General Corporation Law.

          Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who, by reason of the fact that such person is or was a director or officer of such corporation, is made (or threatened to be made) a party to an action other than one brought by or on behalf of the corporation, against reasonable expenses (including attorneys' fees), judgments, fines and settlement payments, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation and, in criminal actions, in addition, had no reasonable cause to believe his conduct was unlawful. In the case of actions on behalf of the corporation, indemnification may extend only to reasonable expenses (including attorneys' fees) and only if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification is permitted in respect of any claim as to which such person is adjudged liable to such corporation except to the extent that a court otherwise provides. To the extent that such person has been successful in defending any action (even one on behalf of the corporation), he is entitled to indemnification for reasonable expenses (including attorneys' fees).

          The indemnification provided for by the Delaware General Corporation Law is not exclusive of any other rights of indemnification, and a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the Delaware General Corporation Law. The Registrant has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation. These agreements, among other things, indemnify the Registrant's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Registrant, on account of services as a director or officer of the Registrant or as a director or officer of any subsidiary of the Registrant, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Registrant.

          The Registrant maintains a liability insurance policy providing coverage for its directors and officers in an amount up to an aggregate limit of $10,000,000 per policy year.

          The designees of the Merrill Lynch Investors who serve on the Company's board of directors also have certain rights to indemnification by ML & Co. and the Merrill Lynch Investors for liabilities incurred in connection with actions taken by them in their capacity as directors of the Company.

     ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          (a) Exhibits:

          3.1(i) Restated Certificate of Incorporation of the Registrant (incorporated by reference to
                         Exhibit 3.1(i) to the Registration Statement
                         on Form S-3 of the Registrant (No. 33-
                         50223)).   *
          3.1(ii)        Amended and Restated By-laws of the
                         Registrant (incorporated by reference to
                         Exhibit 3.2(ii) to the Registration Statement
                         on Form S-3 of the Registrant (No. 33-
                         50223)).   *
          4.1 Form of certificate for the Registrant's Common Stock, par value $.01 per share (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-2 of the Registrant (No. 33-
                         64906)).   *
          4.2 Credit Agreement dated as of June 14, 1993, as amended and restated as of August 3, 1994 (incorporated by reference to Exhibit 10.1 of the Form 10-Q of the Registrant dated July 30, 1994
                         (File No. 1-4844)).   *
          4.3 Indenture dated as of November 1, 1993 between the Registrant and State Street Bank and Trust Company of Connecticut, National Association, as Trustee (incorporated by reference to Exhibits 4.01 and
                         4.02 of the Form 8-K of the Registrant dated
                         October 26, 1993 (File No. 1-4844)).   *
          4.4 Indenture dated as of May 1, 1986 by and between the Company and Mellon Bank, N.A. as trustee, relating to the 11 1/8% Subordinated Debentures due 2001 (incorporated by reference to the Registration Statement on Form S-1 of Eckerd
                         Holdings, Inc. (No. 33-4576)).   *
          4.5 Letter Agreement dated as of November 9, 1994 among the Company, S-3, Inc. and the other selling stockholders named therein.
          4.6 Side Agreement dated as of November 9, 1994 among the Company, S-3, Inc. and the other selling stockholders named therein.
          5.1            Opinion and consent of Robert E. Lewis, Esq.   *
          15.1           Letter of KPMG Peat Marwick LLP dated    November
                         21    , 1994 re Unaudited Interim Financial
                         Information.
          15.2           Letter of KPMG Peat Marwick LLP dated    November
                         21    , 1994 re Unaudited Interim Financial
                         Information.
          23.1           Consent of KPMG Peat Marwick LLP dated    November
                         21    , 1994.
          23.2 Consent of Robert E. Lewis, Esq. as to the validity of the Common Stock being registered
                         (included in Exhibit 5.1 hereto).   *
          24.1           Power of Attorney (included in signature pages
                         hereto).   *
     _________

       * Previously filed.

     ITEM 17. UNDERTAKINGS

          (a)   The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
     Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form
     S-3 and has duly caused this    Amendment No. 1 to     Registration
     Statement to be signed on its behalf by the undersigned,
     thereunto duly authorized, in the city of Largo, State of Florida
     on    November 21    , 1994.

                                        ECKERD CORPORATION

                                        By     /s/ Samuel G. Wright
                                          _________________________________
                                                   Samuel G. Wright
                                            Senior Vice President/Finance

             Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

          Signature               Titles                      Date

     /s/ Stewart Turley        Chairman of              November 21    , 1994
    _________________________  the Board and Chief
         Stewart Turley        Executive Officer

    /s/ Francis A. Newman      President, Chief         November 21    , 1994
    _________________________  Operating Officer
        Francis A. Newman      and Director

    /s/ John W. Boyle          Vice Chairman of the     November 21    , 1994
    __________________________ Board, Chief Financial
       John W. Boyle           Officer and Director
                               (Chief Financial
                               Officer)

    /s/ Samuel G. Wright       Senior Vice Pres-        November 21    , 1994
    __________________________ ident/Finance (Chief
        Samuel G. Wright       Accounting Officer)

   /s/ James T. Doluisio       Director                 November 21    , 1994
   __________________________
       James T. Doluisio

   /s/ Donald F. Dunn          Director                 November 21    , 1994
  ___________________________
       Donald F. Dunn

  /s/ Albert J. Fitzgibbons, III  Director              November 21    , 1994
 _______________________________
      Albert J. Fitzgibbons, III

  /s/ Lewis W. Lehr            Director                 November 21    , 1994
  ___________________________
      Lewis W. Lehr

  /s/ Rupinder S. Sidhu        Director                 November 21    , 1994
  ___________________________
      Rupinder S. Sidhu

  /s/ Alexis P. Michas         Director                 November 21    , 1994
  ___________________________
      Alexis P. Michas

                                EXHIBIT INDEX

     3.1(i) Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1(i) to the Registration Statement on Form S-3 of the Registrant
               (No. 33-50223)).   *
     3.1(ii) Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.2(ii) to the Registration Statement on Form S-3 of the Registrant
               (No. 33-50223)).   *
     4.1       Form of certificate for the Registrant's Common Stock,
               par value $.01 per share (incorporated by reference to
               Exhibit 4.1 to the Registration Statement on Form S-2 of
               the Registrant (No. 33-64906)).   *
     4.2       Credit Agreement dated as of June 14, 1993, as amended
               and restated as of August 3, 1994 (incorporated by reference to Exhibit 10.1 of the Form 10-Q of the
               Registrant dated July 30, 1994 (File No. 1-4844)).   *
     4.3 Indenture dated as of November 1, 1993 between the Registrant and State Street Bank and Trust Company of Connecticut, National Association, as Trustee (incorporated by reference to Exhibits 4.01 and 4.02 of the Form 8-K of the Registrant dated October 26, 1993
               (File No. 1-4844)).   *
     4.4 Indenture dated as of May 1, 1986 by and between the Company and Mellon Bank, N.A. as trustee, relating to the 11 1/8% Subordinated Debentures due 2001
               (incorporated by reference to the Registration Statement
               on Form S-1 of Eckerd Holdings, Inc. (No. 33-4576)).   *
     4.5 Letter Agreement dated as of November 9, 1994 among the Company, S-3, Inc. and the other selling stockholders named therein.
     4.6 Side Agreement dated as of November 9, 1994 among the Company, S-3, Inc. and the other selling stockholders named therein.
     5.1       Opinion and consent of Robert E. Lewis, Esq.   *
     15.1      Letter of KPMG Peat Marwick LLP dated    November 21    ,
               1994 re Unaudited Interim Financial Information.
     15.2      Letter of KPMG Peat Marwick LLP dated    November 21    ,
               1994 re Unaudited Interim Financial Information.
     23.1      Consent of KPMG Peat Marwick LLP dated    November 21    ,
               1994.
     23.2      Consent of Robert E. Lewis, Esq. as to the validity of
               the Common Stock being registered (included in Exhibit
               5.1 hereto).   *
     24.1      Power of Attorney (included in signature pages
               hereto).   *
     _________

       * Previously filed.